                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 FORM 11-K/A
                                ANNUAL REPORT

                            PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                Amendment No.1

                   For the Fiscal Year Ended December 31, 1997







                HORIZON GROUP, INC. PROFIT SHARING / 401(k) PLAN
                ------------------------------------------------
                              (Full Title of Plan)


                         Commission File Number 33-89152



                               HORIZON GROUP, INC.
                                5000 Hakes Drive
                             Norton Shores, MI 49441
                             -----------------------

                              Name of Issuer of the
                  Securities Held Pursuant to the Plan and the
                    Address of the Principal Executive Office

                               Index to Form 11-K/A




Required information:                                                   Page No.
---------------------                                                   --------

1.     Not applicable

2.     Not applicable

3.     Not applicable

4.     Financial information                                              2 - 17

       Signatures                                                             18

       Exhibit Index                                                          19

       Consent of Independent Auditors                                Exhibit 23

                         Report on Financial Statements


                 Horizon Group, Inc. Profit Sharing/401(k) Plan

                           December 31, 1997 and 1996

                          Independent Auditors' Report



To the Participants and Administrator of Horizon Group, Inc. Profit Sharing/401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Horizon Group, Inc. Profit Sharing/401(k) Plan as of December 31, 1997 and 1996 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above represent fairly, in all material respects, the net assets available for benefits of the Horizon Group, Inc. Profit Sharing/401(k) Plan as of December 31, 1997 and 1996 and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





CONN, GENEVA & ROBINSON

Muskegon, Michigan
July 1, 1998

                 Horizon Group, Inc. Profit Sharing/401(k) Plan
                 Statements of Net Assets Available for Benefits




                                                                                                      December 31,
                                                                                          1997                1996
------------------------------------------------------------------------------------------------------------------
ASSETS

Investments, at market value (cost of
$3,078,403 in 1997 and $1,982,804 in 1996)                                          $3,107,166          $2,219,475

Cash and equivalents                                                                    69,401             256,783

Company contribution receivable                                                             -0-             82,994

Participant contribution receivable                                                         -0-             45,210

Accrued interest and dividends receivable                                                   -0-              2,291

Loans to participants (9.25% to 10%)                                                    19,698              25,661
                                                                                    ----------          ----------

Net assets available for benefits                                                   $3,196,265          $2,632,414
                                                                                    ==========          ==========






See accompanying notes to financial statements.

                 Horizon Group, Inc. Profit Sharing/401(k) Plan
           Statements of Changes in Net Assets Available for Benefits



                                                                                          Years ended December 31,
                                                                          1997               1996             1995
------------------------------------------------------------------------------------------------------------------
ADDITIONS

Contributions:
   Company                                                        $    214,311        $   437,600      $    91,524
   Participant                                                         565,872            689,491          235,728
   Rollover                                                             18,353            632,049          201,135
                                                                  ------------        -----------      -----------

   Total contributions                                                 798,536          1,759,140          528,387

Investment income:
   Interest                                                             21,712              3,992            6,169
   Dividends                                                            80,672             67,039           16,753
   Net appreciation in
     market value of investments                                       303,357            263,429           75,188
                                                                  ------------        -----------      -----------

   Net investment income                                               405,741            334,460           98,110
                                                                  ------------        -----------      -----------

   Total additions                                                   1,204,277          2,093,600          626,497
                                                                  ------------        -----------      -----------

DEDUCTIONS

   Benefits to participants                                           (635,822)          (546,387)          (3,736)
   Loan transactions                                                    (4,565)                 -              112
   Administrative Expenses                                                 (39)                 -                -
                                                                  ------------        -----------      -----------

   Total deductions                                                   (640,426)          (546,387)          (3,624)
                                                                  ------------        -----------      -----------

NET INCREASE                                                           563,851          1,547,213          622,873
                                                                  ------------        -----------      -----------

Net assets available for benefits

   Beginning of year                                                 2,632,414          1,085,201          462,328
                                                                  ------------        -----------      -----------

   End of year                                                    $  3,196,265        $ 2,632,414      $ 1,085,201
                                                                  ============        ===========      ===========




See accompanying notes to financial statements

                 Horizon Group, Inc. Profit Sharing/401(k) Plan
                 Statement of Net Assets Available for Benefits
                                December 31, 1997


                           Pegasus            Stable     FPA              Strong    Strong
                           Money    Pegasus    Asset    Para-     FPA     Oppor-    Int'l.    Horizon     Loan     Reserve    Sub-
                           Market    Bond     Income    mount   Capital   tunity    Stock     Stock      Account   Account    Total
                           -------   ----     ------    -----   -------   -------   -----    -----       -----     -------    -----
Assets

Investments at fair
value (cost of
$3,078,403 in 1997 and
$1,982,804 in 1996)        $  -    $   -    $   -     $121,499   $359,715    $  -    $   -    $51,557   $     -     $   -   $532,771

Cash and equivalents          -        -        -            -          -       -        -          -         -         -          -

Company contribution
   receivable                 -        -        -            -          -       -        -          -         -         -          -

Participant contribution
   receivable                 -        -        -            -          -       -        -          -         -         -          -

Accrued interest and
   dividends receivable       -        -        -            -          -       -        -          -         -         -          -

Loans to participants         -        -        -            -          -       -        -          -    19,698         -     19,698
  (9.25% to 10%)           ------  -------  ------    ---------  --------    ------- -------  -------   -------     -----   --------

Net assets available
for benefits               $  -    $   -   $   -     $121,499   $ 359,715   $  -    $   -    $51,557   $19,698     $   -   $552,469
                           ====    =====   =====     ========   =========   ====    =====    =======   =======     =====   ========


                 Horizon Group, Inc. Profit Sharing/401(k) Plan
            Statement of Net Assets Available for Benefits - by Fund
                                December 31, 1997




                           Guaranteed            Bond      Stock       Large     Medium    Small
                            Interest    Money      &       Index      Company    Company  Company    Int'l      Profit
                             Account    Market  Mortgage    500       Growth      Blend    Blend     Stock      Sharing     Total
                             -------    ------  --------    ---       ------      -----    -----     -----      -------     -----
Assets

Investments at fair
value (cost of
$3,078,403 in 1997 and
$1,982,804 in 1996)      $1,174,608     $  -   $129,841   $327,661   $272,528   $1,408   $234,099   $182,471   $251,779  $3,107,166

Cash and equivalents                              2,981        -          -          -        -          -       66,420      69,401

Company contribution
   receivable                       -        -          -          -          -        -          -          -          -          -

Participant contribution
   receivable                       -        -          -          -          -        -          -          -          -          -

Accrued interest and
   dividends receivable             -        -          -          -          -        -          -          -          -          -

Loans to participants               -        -          -          -          -        -          -          -          -     19,698
(9.25% to 10%)
                           ----------   ------   --------   --------   --------   ------   --------   --------   -------- ----------
Net assets available
for benefits               $1,174,608   $2,981   $129,841   $327,661   $272,528   $1,408   $234,099   $182,471   $318,199 $3,196,265
                           ==========   ======   ========   ========   ========   ======   ========   ========   ======== ==========


                Horizon Group, Inc. Profit Sharing/401(k) Plan
           Statement of Net Assets Available for Benefits - by Fund
                               December 31, 1996

                                          Pegasus                      Stable          FPA                           Strong
                                           Money        Pegasus        Asset           Para-          FPA            Oppor-
                                           Market         Bond         Income          mount         Capital         tunity
                                          -------      ----------     ----------     ----------     ----------     -----------
Assets

Investments at fair value
(cost of $1,982,804 in 1996
and $779,779 in 1995)                     $     --     $   76,889     $  171,843     $  523,835     $  715,339     $  357,746

Cash and equivalents                       119,266             --             --             --             --             --

Company contribution
   receivable                                1,035          1,197          1,300          3,205          5,741          3,067

Participant contribution
   receivable                                1,444          2,813          3,391          7,250         15,413          7,240

Accrued interest and
   dividends receivable                         19             --             --             --             --             --

Loans to participants (9.25%
   to 10%)                                      --             --             --             --             --             --
                                          --------     ----------     ----------     ----------     ----------     -----------

Net assets available for benefits         $121,764     $   80,899     $  176,534     $  534,290     $  736,493     $  368,053
                                          ========     ==========     ==========     ==========     ==========     ==========


                                            Strong
                                            Int'l.     Horizon          Loan          Profit
                                            Stock       Stock          Account        Sharing       Total
                                          ----------   --------       ----------     ----------   ----------
Assets

Investments at fair value
(cost of $1,982,804 in 1996
and $779,779 in 1995)                     $  137,887   $ 85,204       $       --     $  150,732   $2,219,475
                                                  --
Cash and equivalents                              --         20               --        137,497      256,783

Company contribution
   receivable                                  1,637        812               --         65,000       82,994

Participant contribution
   receivable                                  3,816      3,843               --             --       45,210

Accrued interest and
   dividends receivable                           --      2,272               --             --        2,291

Loans to participants (9.25%
   to 10%)                                        --         --           25,661             --       25,661
                                          ----------   --------       ----------     ----------   ----------

Net assets available for benefits         $  143,340   $ 92,151       $   25,661     $  353,229   $2,632,414
                                          ==========   ========       ==========     ==========   ==========


                Horizon Group, Inc. Profit Sharing/401(k) Plan
     Statement of Changes in Net Assets Available for Benefits - by Fund
                       For Year Ended December 31, 1997

                                          Pegasus                        Stable           FPA                          Strong
                                           Money         Pegasus         Asset           Para-           FPA           Oppor-
                                           Market         Bond           Income          mount         Capital         tunity
                                        ----------      --------       ---------       ---------       --------      ---------
Assets

Contributions
  Company contributions                 $   6,637       $  2,263       $   3,529       $  12,792       $ 24,225      $   6,021
  Participant contributions                 6,801         13,533          19,005          59,417        103,317         40,459
  Rollover                                  6,953          3,703           3,703               -          1,985              -
                                        ---------       --------       ---------       ---------       --------      ---------
    Total contributions                    20,391         19,499          26,237          72,209        129,527         46,480


Investment income
  Interest                                      -              -               -               -              -              -
  Dividends                                 4,580          4,104               -          15,367         42,419            885
  Net appreciation
  (depreciation) in market                (17,868)         2,133          13,792          16,466        102,410        127,086
  value of investments                  ---------       --------       ---------       ---------       --------      ---------



    Total investment income               (13,288)         6,237          13,792          31,833        144,829        127,971
                                        ---------       --------       ---------       ---------       --------      ---------

  Total additions                           7,103         25,736          40,029         104,042        274,356        174,451


Deductions
  Benefits paid to participants           (20,189)       (10,409)        (18,156)        (66,095)      (111,969)       (83,178)
  Loan transactions                             -              -               -               -              -              -
  Administrative expenses                       -              -               -              (4)            (4)             -
                                        ---------       --------       ---------       ---------       --------      ---------
    Total deductions                      (20,189)       (10,409)        (18,156)        (66,099)      (111,973)       (83,178)

Net increases prior to
interfund transfers                       (13,086)        15,327          21,873          37,943        162,383         91,273
Interfund transfers                      (108,678)       (96,226)       (198,407)       (450,734)      (539,161)      (459,326)
                                        ---------       --------       ---------       ---------       --------      ---------
  Net increase (decrease)                (121,764)       (80,899)       (176,534)       (412,791)      (376,778)      (368,053)

Net assets available for benefits
  Beginning of year                       121,764         80,899         176,534         534,290        736,493        368,053
                                        ---------       --------       ---------       ---------       ---------     ---------

  End of year                           $       -       $      -       $       -       $ 121,499       $359,715      $       -
                                        =========       ========       =========       =========       ========      =========


                                          Strong
                                          Int'l.        Horizon          Loan           Reserve        Sub-
                                          Stock          Stock          Account         Account        Total
                                        ----------      --------       ---------       ---------     ----------

Assets

Contributions
  Company contributions                 $    3,478      $  9,856       $    (178)      $       -     $   68,623
  Participant contributions                 19,672        30,955             803          55,524        349,486
  Rollover                                       -             -            (533)              -         15,811
                                        ----------      --------       ---------       ---------     ----------
    Total contributions                     23,150        40,811              92          55,524        433,920

Investment income
  Interest                                       -             -             185               -            185
  Dividends                                  2,682         4,738               -             527         75,302
  Net appreciation
  (depreciation) in market                   7,688       (10,721)              -               -        240,986
  value of investments                  ----------      --------       ---------       ---------     ----------


    Total investment income                 10,370        (5,983)            185             527        316,473
                                        ----------      --------       ---------       ---------     ----------

  Total additions                           33,520        34,828             277          56,051        750,393


Deductions
  Benefits paid to participants            (33,421)       (8,579)              -               -       (351,996)
  Loan transactions                              -             -          (4,565)              -         (4,565)
  Administrative expenses                        -             -               -               -             (8)
                                        ----------      --------       ---------       ---------     ----------
    Total deductions                       (33,421)       (8,579)         (4,565)              -       (356,569)

Net increases prior to                          99        26,249          (4,288)         56,051        393,824
interfund transfers
Interfund transfers                       (143,439)      (66,843)         (1,675)        (56,051)    (2,120,540)
                                        ----------      --------       ---------       ---------     ----------
  Net increase (decrease)                 (143,340)      (40,594)         (5,963)              -     (1,726,716)

Net assets available for benefits
  Beginning of year                        143,340        92,151          25,661               -      2,279,185
                                        ----------      --------       ---------       ---------     ----------

  End of year                           $        -     $  51,557       $  19,698       $       -     $  552,469
                                        ==========     =========       =========       =========     ==========


                 Horizon Group, Inc. Profit Sharing/401(k) Plan
       Statement of Changes in Net Assets Available for Benefits - by Fund
                      For the Year Ended December 31, 1997


                                        Guaranteed                                     Stock       Large        Medium
                                         Interest        Money         Bond            Index      Company       Company
                                          Account        Market      Mortgage           500       Growth         Blend
                                          -------        ------      --------           ---       ------         -----
Additions

Contributions:
   Company contributions             $     8,316    $       352    $     7,758    $    18,297    $    14,953    $       5
   Participant contributions              23,035            944         20,338         51,281         40,849            9
   Rollover                                1,517              -              -             53              -            -
                                     -----------    -----------    -----------    -----------    -----------    ---------
      Total contributions                 32,868          1,296         28,096         69,631         55,802           14

Investment income:
   Interest                               19,856             43              -              -              -            -
   Dividends                                   -              -              -              -              -            -
   Net appreciation
      (depreciation) in
       market value of investments        27,616              -          4,278         14,138         19,461          (17)
                                     -----------    -----------    -----------    -----------    -----------    ---------


      Total investment income             47,472             43          4,278         14,138         19,461          (17)
                                     -----------    -----------    -----------    -----------    -----------    ---------



      Total additions                     80,340          1,339         32,374         83,769         75,263           (3)

Deductions
   Benefits paid to participants        (164,350)             -           (782)        (1,454)        (3,011)      (2,192)
   Loan transactions                           -              -              -              -              -            -
   Administrative Expenses                     -              -             (3)            (5)            (8)           -
                                     -----------    -----------    -----------    -----------    -----------    ---------
     Total deductions                   (164,350)             -           (785)        (1,459)        (3,019)           -


Net increases prior to
interfund transfers                      (84,010)         1,339         31,589         82,310         72,244           (3)

Interfund transfers                    1,258,618          1,642         98,252        245,354        200,284        1,411
                                     -----------    -----------    -----------    -----------    -----------    ---------
   Net increase (decrease)             1,174,608          2,981        129,841        327,661        272,528        1,408

Net assets available for
benefits:
   Beginning of year                           -              -              -              -              -            -
                                     -----------    -----------    -----------    -----------    -----------    ---------
   End of year                       $ 1,174,608    $     2,981    $   129,841    $   327,661    $   272,528    $   1,408
                                     ===========    ===========    ===========    ===========    ===========    =========
                                          Small
                                         Company         Int'l        Profit
                                          Blend          Stock       Sharing          Total
                                          -----          -----       -------         -----
Additions

Contributions:
   Company contributions             $    18,164    $    12,843    $    65,000    $   214,311
   Participant contributions              43,620         36,310              -        565,872
   Rollover                                  865            107              -         18,353
                                     -----------    -----------    -----------    -----------
      Total contributions                 62,649         49,260         65,000        798,536

Investment income:
   Interest                                    -              -          1,628         21,712
   Dividends                                   -              -          5,370         80,672
   Net appreciation
      (depreciation) in
       market value of investments        (2,569)        (3,718)         3,182        303,357
                                     -----------    -----------    -----------    -----------

      Total investment income             (2,569)        (3,718)        10,180        405,741
                                     -----------    -----------    -----------    -----------

      Total additions                     60,080         45,542         75,180      1,204,277

Deductions
   Benefits paid to participants          (2,192)        (1,832)      (110,205)      (635,822)
   Loan transactions                           -              -              -         (4,565)
   Administrative Expenses                    (4)            (7)            (4)           (39)
                                     -----------    -----------    -----------    -----------
     Total deductions                     (2,196)        (1,839)      (110,209)      (640,426)


Net increases prior to
interfund transfers                       57,884         43,703        (35,029)       563,851

Interfund transfers                      176,213        138,768              -              -
                                     -----------    -----------    -----------    -----------
   Net increase (decrease)               234,098        182,470        (35,030)       563,852

Net assets available for
benefits:
   Beginning of year                           -              -        353,229      2,632,414
                                     -----------    -----------    -----------    -----------
   End of year                       $   234,098    $   182,470    $   318,199    $ 3,196,264
                                     ===========    ===========    ===========    ===========

                 Horizon Group, Inc. Profit Sharing/401(k) Plan
       Statement of Changes in Net Assets Available for Benefits - by Fund
                      For the Year Ended December 31, 1996


                                        Pegasus                     Stable         FPA                        Strong
                                        Money         Pegasus        Asset        Para-         FPA            Oppor-
                                        Market         Bond         Income        mount        Capital        tunity
                                        ------         ----         ------        -----        -------        ------
Additions

Contributions:
   Company contributions             $   15,214    $   18,793    $   22,636     $   46,435    $   87,096    $   64,637
   Participant contributions             34,014        36,626        53,414        103,981       221,142       156,309
   Rollover                             603,681            --         4,771          4,196        14,388         2,607
                                     ----------    ----------    ----------     ----------    ----------    ----------
      Total contributions               652,909        55,419        80,821        154,612       322,626       223,553

Investment income:
   Interest                                  --            --            --             --            --            --
   Dividends                              4,318         5,483           747          6,331        26,503         2,419
   Net appreciation
      (depreciation) in
      market value of
      investments                            --          (150)        8,232         98,001       147,789        16,129
                                     ----------    ----------    ----------     ----------    ----------    ----------

      Total investment income             4,318         5,333         8,979        104,332       174,292        18,548
                                     ----------    ----------    ----------     ----------    ----------    ----------

      Total additions                   657,227        60,752        89,800        258,944       496,918       242,101

Deductions
   Benefits paid to participants       (105,036)      (30,276)      (15,913)       (52,066)     (175,520)     (111,822)
                                     ----------    ----------    ----------     ----------    ----------    ----------

Net increases prior to
interfund transfers                     552,191        30,476        73,887        206,878       321,398       130,279

Interfund transfers                    (509,194)       27,212        (1,715)        14,811       258,865       128,283
                                     ----------    ----------    ----------     ----------    ----------    ----------
   Net increase (decrease)               42,997        57,688        72,172        221,689       580,263       258,562

Net assets available for benefits:
   Beginning of year                     78,767        23,211       104,362        312,601       156,230       109,491
                                     ----------    ----------    ----------     ----------    ----------    ----------
   End of year                       $  121,764    $   80,899    $  176,534     $  534,290    $  736,493    $  368,053
                                     ==========    ==========    ==========     ==========    ==========    ==========


                                        Strong
                                         Int'l.     Horizon       Loan         Profit
                                         Stock      Stock        Account      Sharing        Total
                                         -----      -----        -------      -------        -----
Additions

Contributions:
   Company contributions             $   26,833    $   25,256    $       --    $  130,700    $  437,600
   Participant contributions             59,633        24,372            --            --       689,491
   Rollover                               1,326         1,080            --            --       632,049
                                     ----------    ----------    ----------    ----------    ----------

      Total contributions                87,792        50,708            --       130,700     1,759,140

Investment income:
   Interest                                  --            --            60         3,932         3,992
   Dividends                              1,249         9,215            --        10,774        67,039
   Net appreciation
      (depreciation) in
      market value of
      investments                        (4,913)       (7,457)           --         5,798       263,429
                                     ----------    ----------    ----------    ----------    ----------
      Total investment income            (3,664)        1,758            60        20,504       334,460
                                     ----------    ----------    ----------    ----------    ----------
      Total additions                    84,128        52,466            60       151,204     2,093,600

Deductions
   Benefits paid to participants        (30,354)      (10,375)           --       (15,025)     (546,387)
                                     ----------    ----------    ----------    ----------    ----------


Net increases prior to
interfund transfers                      53,774        42,091            60       136,179     1,547,213

Interfund transfers                      43,045        14,999        23,694            --            --
                                     ----------    ----------    ----------    ----------    ----------
   Net increase (decrease)               96,819        57,090        23,754       136,179     1,547,213

Net assets available for benefits:
   Beginning of year                     46,521        35,061         1,907       217,050     1,085,201
                                     ----------    ----------    ----------    ----------    ----------
   End of year                       $  143,340    $   92,151    $   25,661    $  353,229    $2,632,414
                                     ==========    ==========    ==========    ==========    ==========


                 Horizon Group, Inc. Profit Sharing/401(k) Plan
                          Notes to Financial Statements


Note 1:     Summary of Accounting Policies

Basis of Accounting
The accounts of the Horizon Group, Inc. Profit Sharing/401(k) Plan (the "Plan") are maintained on the accrual basis of accounting. Expenses of administration are paid by the Plan and the Plan sponsor.

Valuation of Investments
Investments are recorded at market value based on closing prices or last reported bid prices. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The following investments exceed five percent of the assets available for benefits at December 31, 1997:

Note: On the 401(k) plan financial statements, Profit Sharing is presented as a separate fund, although it includes investments in several of The Principal Financial Group's funds. Profit sharing investments are included in the figures below for investments exceeding five percent of the assets.


                                                            Number            Market
         Issuer                                           of Shares            Value               Cost
         ------                                           ---------            -----               ----
Guaranteed Interest                                       1,305,097          1,305,097        1,305,097
Stock Index 500                                              10,529            351,513          337,370
Large Company Growth                                         15,329            289,442          270,362
FPA Capital Fund                                             10,804            392,054          376,161


The following investments exceed five percent of the assets available for benefits at December 31, 1996


                                                            Number             Market
           Issuer                                          of Shares            Value            Cost
           ------                                          ---------            -----            ----
Paine Webber Money Market Fund                              137,497           $137,497         $137,497
Stable Asset Fund                                               809            171,843          161,039
FPA Paramount Fund                                           29,713            523,835          432,169
FPA Capital Fund                                             21,033            715,339          595,590
Strong Opportunity Fund                                      10,146            357,746          350,757
Strong International Fund                                    10,422            137,887          145,743


                 Horizon Group, Inc. Profit Sharing/401(k) Plan
                    Notes to Financial Statements - Continued


Note 2:   Description of the Plan

The following description of the Horizon Group, Inc. (the "Company") Profit Sharing/401(k) Official Plan (the "Plan") provides only general information. Participants should refer to the Official Plan document for a more complete description of the Plan's provisions.

General. The Plan is a defined contribution plan covering all employees of the Company who have six months of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions. Each year, amounts may be contributed by the Company at the option of the Company's board of directors. Participants may contribute up to 15% of their annual wages. Contributions are subject to certain limitations.

Participant Accounts. Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's matching contribution and any discretionary contribution, (b) Plan earnings, and
(c) forfeitures of terminated participants' nonvested accounts, and charged with an allocation of administrative expenses. Allocations of Company matching contributions are based on participants 401(K) contributions, and allocations of Company discretionary contributions and forfeitures. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting. Participants are immediately vested in their 401(K) contributions plus actual earnings thereon. Vesting in the Company contributions portion of their accounts plus earnings thereon is based upon years of continuous service. A participant is 20% vested after one year of credited service, 40% after two years, 60% after three years, 80% after four years, and 100% after five years.

Payment of Benefits. Upon termination of employment, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a lump-sum amount, annual installments, life or joint and survivor annuities.



Note 3:   Plan Termination

The Company has the right under the Plan to terminate the Plan subject to provisions set forth in ERISA. In the event the Plan terminates, all participants will be 100% vested in their accounts and the net assets of the Plan will be distributed to participants as prescribed by ERISA and its related regulations.

                 Horizon Group, Inc. Profit Sharing/401(k) Plan
                    Notes to Financial Statements - Continued



Note 4:   Income Tax Status

The Plan administrator has received a favorable letter from the Internal Revenue Service regarding the Plan's tax exempt qualification under applicable income tax regulations


Note 5:   Service Provider and Trustee Information

Effective July 1, 1997, The Principal Financial Group assumed the responsibilities of trustee, recordkeeper and custodian of assets from NBD Bank, N.A.


Note 6:   Plan Amendments

Effective January 1, 1996, the Plan was amended to provide for the merger of the McG 401(k) Plan into the Plan.


Note 7:   Merger

On June 15, 1998, the Company completed a merger with Prime Retail, Inc. ("Prime"). As part of this merger, Prime assumed sponsorship of the Plan, and the option to purchase Company stock was discontinued.

                            Supplemental Information

                                                                      Schedule 1
                 Horizon Group, Inc. Profit Sharing/401(k) Plan
                 Schedule of Assets Held for Investment Purposes
                                December 31, 1997


Identity of Issue, Borrower,
                                                                                                                     Market
Lessor or Similar Party                          Description of Investment                          Cost             Value
-----------------------------------------------------------------------------------------------------------------------------
Money Market Fund                          1,976 Shares                                          $   69,147        $   69,401
Guaranteed Interest                        1,305,097 Shares                                       1,305,097         1,305,097
Bond and Mortgage Fund                     303 Shares                                               134,621           138,701
Stock Index 500                            10,529 Shares                                            337,370           351,513
Large Company Growth                       15,329 Shares                                            270,362           289,442
Medium Company Growth                      54 Shares                                                  1,672             1,658
Small Company Growth                       6,781 Shares                                             252,081           248,491
International Stock                        6,358 Shares                                             197,865           193,439
FPA Capital                                10,803 Shares                                            376,161           392,054
FPA Paramount                              9,329 Shares                                             138,848           132,547
Horizon Group Inc., Stock                  4,597 Shares of common stock                              64,326            54,222
                                                                                                 ----------         ---------
                                                                                                 $3,147,550        $3,176,565
                                                                                                 ============================


                                                                      Schedule 2

                 Horizon Group, Inc. Profit Sharing/401(k) Plan
                    Schedule of Reportable (5%) Transactions
                      For the Year Ended December 31, 1997


Identity of Issuer        Description of Asset  Number of   Purchase Price  Number      Selling           Cost            Net
------------------        --------------------  ---------   --------------  ------      -------           ----            ---
                                                Purchases                   of Sales     Price                          Financial
                                                ---------                   --------     -----                          ---------
                                                                                                                      Gain or (Loss)
                                                                                                                          -----
Category (i) - A single transaction in excess of 5% of Plan assets

Pegasus Bond Fund            Bond Fund              0          $        -       1      $  189,764       $  171,426       $ 18,338
Strong Opportunity Fund      Mutual Fund            0                   -       1         386,299          328,473         57,826
Strong International Fund    Mutual Fund            0                   -       1         160,157          162,331         (2,174)

Category (iii) - A series of transactions in excess of 5% of Plan assets

Guaranteed Interest          Money Market          43           1,613,071      42         332,462          332,462              -
Stock Index 500              Mutual Fund           41             341,157      14           3,848            3,787             61
Large Company Growth         Mutual Fund           40             274,821      14           4,508            4,459             49
FPA Capital                  Mutual Fund           41           1,035,037       9         708,272          658,876         49,396
FPA Paramount                Mutual Fund           37             660,488       8         543,351          521,640         21,711
Stable Asset Income          Mutual Fund            4             192,910       8         197,059          192,906          4,153
Strong Opportunity           Mutual Fund            1             356,526       2         386,293          356,520         29,773
Strong International Fund    Mutual Fund            1             166,855       2         160,153          166,851        (6,698)
Paine Webber Investment      Mutual Fund            1             278,885       1         309,033          278,881         30,152
---------------------------------------------------------------------------------------------------------------------------------
                                                               $4,919,750              $3,381,199       $3,178,612       $202,587
=================================================================================================================================

There were no category (ii) or (iv) reportable transactions during 1997.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.



                                                  HORIZON GROUP, INC.



Date:    July 1, 1998                                 /s/ Robert P. Mulreaney
         --------------------                     --------------------------
                                                  Robert P. Mulreaney
                                                  Executive Vice President,
                                                  Chief Financial Officer
                                                  and Treasurer
                                                  Prime Retail, Inc.

                                  Exhibit Index





                                                                        Page No.

                  Exhibit 23  - Consent of Independent Auditors             20